EXHIBIT 99.1

PRESS RELEASE SEPTEMBER 10, 2015

Ericsson announces agreement to acquire Envivio, Inc.
•	Acquisition extends Ericsson's leadership position in TV and Media as a global end-to-end solution provider to enable customers to engage TV consumers every day
•	Ericsson to strengthen video compression position with combination of software and hardware encoding
•	Will bring deep competence in software-defined and cloud-enabled architectures for video processing, enhancing Ericsson's virtualized encoding approach
Ericsson (NASDAQ:ERIC) today announced its agreement to acquire Envivio, Inc. (NASDAQ:ENVI), by means of a tender offer for a price of USD 4.10 per share in cash, or approximately USD 125 million in the aggregate. The acquisition will strengthen Ericsson as a global innovator in enabling customers to deploy new technologies and agile video processing to innovate new services that engage TV consumers every day.
The acquisition will strengthen Ericsson's video compression position, combining its leading position in broadcast and contribution with Envivio's leadership in multiscreen cable and telecom. Envivio's cloud-centric and software-based video capabilities will be a key addition to Ericsson's extensive portfolio of media enrichment, processing, publishing, delivery, and TV platforms, enabling TV experiences on any device.
Envivio is a global leader in software-based video encoding with an installed base of over 300 TV service provider and content owner customers in all markets globally. Envivio generated revenues of USD 43 million during full year 2014 and is headquartered in San Francisco, CA. Envivio was founded in 2000 and has a staff of approximately 200 employees worldwide.
Tier one Envivio customers include AT&T, Comcast, Liberty Global, Sky, and Telstra. Envivio's advanced software solutions for pay TV and TV Anywhere applications perform software-based video encoding/transcoding, processing, packaging and ad insertion. Envivio's cloud-centric pure software video processing is available on Intel-based appliances or IT blade servers.
Per Borgklint, Senior Vice President and Head of Business Unit Support Solutions at Ericsson, says: "Our consumer research clearly shows that viewers are demanding TV on their terms on any device, and expecting experiences that continually evolve. We are committed to offering our customers a clear path towards fully agile cloud agnostic platforms that delight TV consumers. I look forward to welcoming the market leader in pure software-defined video encoding, processing, and packaging into Ericsson. The combination will strengthen our encoding position with both custom silicon and pure software encoding, delivering performance and flexibility."

PRESS RELEASE SEPTEMBER 10, 2015

The acquisition will greatly enhance Ericsson's software video encoding capabilities and its virtualized encoding concept, which enables abstraction of video processing functions from architectural and functional boundaries, enabling the flexibility to use both hardware and software based video compression, as well as any deployment architecture.
Ericsson's customers will uniquely benefit from a cutting-edge combination of market leading bespoke hardware and highly optimized pure software encoding that will deliver an accelerated route to next generation UHD/HD services and High-Efficiency Video Coding (HEVC) technology.
Envivio's customers will be able to rely on the global stability and scale and the strong commitment of Ericsson in the TV and Media business with access to Ericsson's full portfolio of products, solutions, and global services expertise.
Under the terms of the definitive agreement, Ericsson will commence a cash tender offer to purchase all of Envivio's outstanding shares, with a merger following the completion of the tender offer which would result in all shares not tendered in the tender offer being converted into the right to receive $4.10 per share. Certain of Envivio's major stockholders, collectively owning approximately 34 percent of Envivio's outstanding common stock, have entered into a tender and support agreement with Ericsson committing to tender all of their Envivio shares in the tender offer and to vote in favor of the merger. The acquisition is expected to close in the fourth quarter, 2015, subject to customary closing conditions.
The board of directors of Envivio has unanimously agreed to recommend that Envivio's stockholders tender their shares to Ericsson in the tender offer.
Once acquired the business will be reported as part of Segment Support Solutions.
NOTES TO EDITORS
Ericsson at IBC 2015
At IBC 2015 in Amsterdam we are showcasing solutions and services that empower customers to put the connected consumer at center stage in the new internet era of television. We'll show how this is achieved through the delivery of seamless experiences, personalized discovery, immersive content, and constantly evolving services.
Ericsson will highlight how it sets itself apart with a unique combination of consumer insights, industry-leading portfolio, and global transformation services that are together helping customers embrace the opportunities of the Networked Society.
You can find us at IBC in Hall 1, Stand 1:D61. Follow us during the event using @EricssonTV and join the discussion using #IBCShow.Download high-resolution photos and broadcast-quality video at www.ericsson.com/press
Ericsson is the driving force behind the Networked Society - a world leader in communications technology and services. Our long-term relationships with every major telecom operator in the world allow people, business and society to fulfill their potential and create a more sustainable future.
Our services, software and infrastructure - especially in mobility, broadband and the cloud - are enabling the telecom industry and other sectors to do better business, increase efficiency, improve the user experience and capture new opportunities.
With approximately 115,000 professionals and customers in 180 countries, we combine global scale with technology and services leadership. We support networks that connect more than 2.5 billion subscribers. Forty percent of the world's mobile traffic is carried over Ericsson networks. And our investments in research and development ensure that our solutions - and our customers - stay in front.
Founded in 1876, Ericsson has its headquarters in Stockholm, Sweden. Net sales in 2014 were SEK 228.0 billion (USD 33.1 billion). Ericsson is listed on NASDAQ OMX stock exchange in Stockholm and the NASDAQ in New York
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FOR FURTHER INFORMATION, PLEASE CONTACT
Ericsson Corporate Communications
Phone: +46 10 719 69 92
E-mail: media.relations@ericsson.com
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Additional Information
The tender offer for the outstanding common stock of Envivio has not yet commenced. This communication is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell shares of Envivio common stock. At the time the tender offer is commenced, Ericsson  will file a tender offer statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the Securities and Exchange Commission (the "SEC"), and Envivio will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Envivio's stockholders are strongly advised to read these tender offer materials, as well as any other documents relating to the tender offer and the associated transactions that are filed with the SEC, carefully and in their entirety when they become available, and as they may be amended from time to time, because they will contain important information about the

PRESS RELEASE SEPTEMBER 10, 2015

tender offer that Envivio's stockholders should consider prior to making any decisions with respect to the tender offer. Once filed, stockholders of Envivio will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov or by directing a request to Ericsson, Investor Relations, +46 10 719 00 00 or e-mail: investor.relations@ericsson.com.

Forward-Looking Statements
This communication contains statements that are forward-looking. We want to caution readers that any forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, may change based on various factors. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties and actual results could differ materially. Words such as "estimate," "target," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify such forward-looking statements. Such forward-looking statements include the anticipated changes in the business environment in which Ericsson operates and Ericsson's future operating results relating to the potential benefits of a transaction with Envivio and the ability of Ericsson to complete the acquisition of Envivio, including the parties' ability to satisfy the conditions to the transaction set forth in the definitive agreement for the transaction. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the associated transactions; the possibility that various conditions to the consummation of the transaction may not be satisfied or waived; the possibility that competing offers or acquisition proposals will be made; the effects of disruption from the transaction on the respective businesses of Ericsson and Envivio; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; the fact that the announcement and pendency of the transaction may make it more difficult to establish or maintain relationships with employees, customers and other business partners; and other risks and uncertainties pertaining to the business of Ericsson and Envivio detailed in their respective filings with the SEC from time to time.

Forward-looking statements in this document should be evaluated together with the many uncertainties that affect the businesses of Ericsson and Envivio, as disclosed in their 2014 Annual Reports on Form 20-F and Form 10-K, respectively, and in their other reports with the SEC. The reader is cautioned not to rely unduly on these forward-looking statements. Ericsson expressly disclaims any intent or obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.